Exhibit 12.1
TRINET GROUP, INC.
Statement of Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Income before income taxes	$97,139	$42,310	$104,452	$60,010	$33,076	$21,084	$52,176
Add: Fixed Charges:
Interest expense and bank fees	9,605	10,080	20,257	19,449	54,193	45,724	9,709
Interest component of rental expense	3,083	2,643	5,574	4,297	3,970	3,287	2,433
Total fixed charges	$12,688	$12,723	$25,831	$23,746	$58,163	$49,011	$12,142
Total earnings	$109,827	$55,033	$130,283	$83,756	$91,239	$70,095	$64,318
Ratio of earnings to fixed charges	8.7	4.3	5.0	3.5	1.6	1.4	5.3